05038583

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2005 MAIL PROCESSING SECTION WASH, D.C. 213

SEC FILE NUMBER
8-28071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hornblower Fischer & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas Downey (212) 425-6800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street (Address) **New York** (City) **NY** (State) **10004** (Zip Code)

PROCESSED MAR 18 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas Downey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hornblower Fischer & Co., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

2-24-05

Notary Public

ANJA HETTLICH
Notary Public, State of New York
No. 01HE5003420
Qualified in Queens County
Commission Expires October 19, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

HORNBLOWER FISCHER & CO.
AND SUBSIDIARY
(A wholly-owned subsidiary of Hornblower Fischer AG)

December 31, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Hornblower Fischer & Co.

We have audited the accompanying consolidated statement of financial condition of Hornblower Fischer & Co. and its subsidiary (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hornblower Fischer & Co. and its subsidiary as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note D to the consolidated statement of financial condition, the Company has extensive transactions and relationships with affiliates.

Grant Thornton LLP

New York, New York
February 7, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Hornblower Fischer & Co. and Subsidiary
(A wholly-owned subsidiary of Hornblower Fischer AG)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Customers' segregated funds	
Cash	$ 1,312,099
Cash and securities on deposit with clearing organizations and other futures commission merchants	1,749,373
Cash and cash equivalents	422,659
Deposits with and receivables from clearing brokers	841,672
Receivables from affiliated customers	113
Receivable from related party (Note D)	40,857
Furniture, fixtures and leasehold improvements, at cost (less accumulated depreciation and amortization of $576,860)	15,155
Prepaid and other assets	213,860
Securities owned, at market value	40,800
Total assets	$ 4,636,588

LIABILITIES AND STOCKHOLDER'S EQUITY

Payables to customers	
Regulated	$ 2,125,696
Nonregulated	850,284
Affiliated customers	34,202
Accounts payable and accrued expenses	534,137
Payable to affiliate (Note D)	156,450
Total liabilities	3,700,769
Commitments (Note E)	
Stockholder's equity	
Common stock, $.01 par value; 2,000,000 shares authorized; 1,517,685 shares issued and outstanding	15,177
Additional paid-in capital	3,246,487
Retained earnings	(2,325,845)
Total stockholder's equity	935,819
Total liabilities and stockholder's equity	$ 4,636,588

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - ORGANIZATION

Hornblower Fischer & Co. (the "Company") is a wholly-owned subsidiary of Hornblower Fischer AG ("AG"). The Company's primary activity is to execute commodities and securities transactions for customers on a global basis. The Company owns one subsidiary, Empire Brokerage Services Inc.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), as a futures commission merchant and a commodity pool operator with the Commodity Futures Trading Commission ("CFTC") and as an investment advisor with New York State.

In addition, the Company is a member of the National Association of Securities Dealers, Inc., the National Futures Association and the Securities Investor Protection Corporation. The Company provides brokerage services to both individual and institutional clients on a global basis. The services include commodity transactions, which are executed on an omnibus basis on exchanges throughout the world, securities transactions, which are executed through global clearing brokers on a fully disclosed basis, and principal fixed income transactions, which include U.S. Government securities, eurobonds, corporate securities and municipal securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances have been eliminated.

Included in cash and cash equivalents are investments in money market accounts which are readily convertible to cash.

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the year.

Securities owned, including securities segregated under the Commodity Exchange Act, consist principally of U.S. Treasury obligations, are recorded on a trade-date basis and are reflected at market value.

NOTE B (continued)

Furniture and fixtures are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvements or the remaining term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - CASH AND SECURITIES SEGREGATED UNDER THE COMMODITY EXCHANGE ACT

At December 31, 2004, cash of $1,312,099 and cash equivalent deposits with brokers totaling $1,749,373 are segregated under the requirements of the Commodity Exchange Act.

NOTE D - RELATED PARTY TRANSACTIONS

The majority of the Company's customers have been introduced to the Company by, and are also customers of, AG. The Company provides brokerage and other related services to these customers.

At December 31, 2004, the following intercompany balances were outstanding:

Receivable from related party (employee)	$ 40,857
Payable to affiliate	$156,450

Receivable from related party bears interest at a rate in accordance with Internal Revenue Service guidelines and is due upon demand.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2004

NOTE E - COMMITMENTS

The Company leases office space under noncancellable operating leases. The Company is also liable for rent escalations based on increases in operating expenses and real estate taxes. Aggregate minimum annual rental commitments, net of sublease, are as follows:

Year ending December 31,	
2005	$224,656
2006	37,856
2007	1,869
	$264,381

The Company is engaged in a legal dispute regarding its principal lease. Lease obligations have been fully accrued. The resolution of the dispute in the opinion of management will not have a material effect on the Company's financial condition.

NOTE F - RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers include amounts receivable or payable relating to open futures and options positions. Customer receivables are primarily collateralized by cash.

Payables to customers (nonregulated) relate to trades on exchanges outside the United States of America. While not being regulated in the United States of America, these transactions may be regulated in these other locations.

Payables to affiliated customers relate to open futures and options positions held by customers of the Company or affiliated companies trading on exchanges worldwide.

NOTE G - TAXES

The Company files a consolidated Federal income tax return with its subsidiary. State and local tax returns are filed on a separate-company basis.

Management has determined that a valuation allowance at December 31, 2004 was necessary to fully offset any deferred tax assets based on the likelihood of future realization. At December 31, 2004, the Company had net operating loss carryforwards of approximately $2,580,000 expiring in various years through 2025.

The provision for income taxes is composed of the following:

	Current
Federal	$ -
State and local	2,074
	$2,074

NOTE H - OFF-BALANCE-SHEET RISK

Commodities transactions are primarily executed on a margin basis, subject to individual exchange regulations. The Company may incur a loss if the margin deposits, cash and securities in a customer's account are not sufficient to fully cover the costs of closing the customer's positions.

Securities and commodities transactions of customers are cleared through clearing brokers. Pursuant to the clearing agreements, the clearing brokers have the right to charge the Company for unsecured losses that may result from a customer's failure to complete such transactions.

NOTE H (continued)

The Company does not anticipate nonperformance by customers in the above situations. The Company controls the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Substantially all of the Company's trading accounts are on deposit with major future commission merchants and brokers. The Company is exposed to credit risk as a result of these relationships.

NOTE I - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Management estimates that the aggregate net fair value of financial instruments recognized on the consolidated statement of financial condition (including cash and securities segregated under the Commodity Exchange Act, deposits, receivables, payables and accruals) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to CFTC Regulation 1.17, which requires the maintenance of net capital based on the Risk Based Capital Requirement or $250,000, whichever is greater. In addition, the Company is also subject to the Risk Based Capital Requirement of the National Futures Association. The Company is required to maintain net capital in accordance with the greater of the Rule or CFTC Regulation 1.17 or the National Futures Association Requirement. At December 31, 2004, the higher net capital requirement was $250,000. At December 31, 2004, the Company had net capital of $631,343, which was $381,343 in excess of its required net capital.

NOTE J (continued)

Proprietary accounts held at the clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to agreements between the Company and the clearing brokers, which requires, among other things, for the clearing brokers to perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL PURSUANT TO SEC RULE 17a-5
AND CFTC REGULATION 1.16

HORNBLOWER FISCHER & CO.
AND SUBSIDIARIES
(a wholly-owned subsidiary of Hornblower Fischer AG)

December 31, 2004

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL PURSUANT TO SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Board of Directors and Stockholder of
Hornblower Fischer & Co.

In planning and performing our audit of the consolidated financial statements of Hornblower Fischer & Co. and its subsidiaries (the "Company") for the year ended December 31, 2004, we considered its internal controls, including control activities for safeguarding securities as well as customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such compliance with and practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and procedures for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Thornton LLP

New York, New York
February 7, 2005